

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2022

Kevin Boyle
Chief Legal Officer, General Counsel & Corporate Secretary
V2X, Inc.
7901 Jones Branch Drive, Suite 700
McLean, VA 22102

> **Re: V2X, Inc.**
> **Registration Statement on Form S-3**
> **Filed September 1, 2022**
> **File No. 333-267223**

Dear Mr. Boyle:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jennie Beysolow at 202-551-8108 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: P. Michelle Gasaway, Esq.